40-33

811-04556

TRANSAMERICA
FUND ADVISORS

Transamerica Fund Advisors, Inc.
P.O. Box 9012
Clearwater, Florida 33758-9012
727-299-1800

06021666

January 24, 2006

Office of Applications and Report Services
Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940

Dear Sir or Madam:

Please find enclosed, on behalf of Transamerica IDEX Mutual Funds, a copy of the Consolidated Amended Class Action Complaint, which is being filed pursuant to Section 33 of the Investment Company Act of 1940. The Complaint relates to the Federated Mutual Funds excessive fee litigation.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions regarding this filing, please contact me at 727.299.1763.

Sincerely,

Timothy M. Richey
Assistant Vice President

Enclosures

Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178-0600
TEL: 212.309.6000
FAX: 212.309.6001
eFax: 877.432.9652
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

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SEND TO

Name: Tim Richey
Firm: Assistant Vice President., AEGON
FAX #: 727-299-1832
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COMMENTS

I'm having trouble sending you e-mail. Please find attached the consolidated amended complaint.

UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF PENNSYLV

IN RE FEDERATED MUTUAL FUNDS EXCESSIVE FEE LITIGATION

Civil Action N

CONSOLIDATED AMENDED CLASS ACTION

Plaintiffs, by and through their counsel, allege the following based upon the investigation of counsel, which included interviews with persons with knowledge of the conduct complained of herein and a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, advisories, press releases, conversations with former employees and media reports. Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after an opportunity for discovery.

INTRODUCTION

1. This is an action arising from the payment of excessive fees and wasteful compensation by the Federated mutual funds (defined below) and their investors to Defendants. Plaintiffs assert (1) individually and on behalf of a class (the "Class") of all persons or entities who held one or more shares, units or like interests of Federated mutual funds set forth in Exhibit A hereto (the "Federated Funds" or the "Funds"), during the period March 8, 1999 to the present (the "Class Period"), claims under Sections 36(a) and 48(a) of the Investment Company Act of 1940 (the "Investment Company Act" or "ICA"); (2) claims under Sections 36(b) and 48(a) of the ICA on behalf of the Federated Funds in which plaintiffs are shareholders; (3) claims under Sections 36(b) and 48(a) of all members of a Subclass consisting of the security holders of the Federated Funds, on behalf of the Federated Funds in which they are security holders ("the Section 36(b) Subclass"); and (4) claims for unjust enrichment and breaches of common law fiduciary duties, on behalf of a subclass (the "State Law Subclass") of all persons or entities who

acquired shares before March 8, 1999 and held during the Class Period one or more Funds. The State Law Subclass excludes any and all claims involving transactions that constitute a "purchase" within the meaning of the Securities Litigation Uniform Standards Act of 1998 ("SLUSA"), 15 U.S.C. § 78bb(f), including any dividend reinvestments during the Class Period.

2. During the relevant timeframe, compensation and fees paid to the Investment Adviser and Distributor Defendants (as defined below) rose dramatically even though the services provided by these Defendants remained the same, and no additional benefits were provided to the Funds or their investors in return for the additional fees.

3. A major reason for the dramatic increase in compensation to the Investment Adviser Defendants, Distributor Defendant and Transfer Agent Defendant was the growth in the size of the Funds resulting from Defendants' use of Fund assets to promote the sale of Fund shares through participation in revenue sharing or "Shelf Space" programs. Among other things, those programs included: (a) cash payments to brokers in return for the brokers' agreement to promote sales of Fund shares (often called "revenue sharing"); (b) the directing of Fund portfolio brokerage to brokerage firms in return for agreements by the brokers to promote the shares of the Funds; and (c) "Soft Dollar" commission arrangements with brokers. These payments resulted in the growth of the Funds, which benefited the Investment Adviser and Distributor Defendants because it allowed their advisory and other asset-based fees to increase. The aforesaid Defendants engaged in those programs in an effort to generate increased compensation even though many of those programs were in violation of SEC and National Association of Securities Dealers ("NASD") rules and regulations. They engaged in such activity despite ample evidence that the increase in their compensation was not justified by any increase in the quality or nature of the services which they provided to the Funds or their investors, or by additional benefits to the Funds or their investors.

4. Although an increase in mutual fund assets can benefit investors through economies of scale that decrease the expenses of operating such funds on a per share basis, Defendants failed to reduce their fees to pass on the economies of scale to the Funds or their investors. Instead, they utilized the economies of scale for their own benefit.

5. The fee structure imposed by Defendants on the Funds and their investors far exceeded the fees that would be paid as a result of arm's-length bargaining. Fees for essentially the same services that were paid by similar funds not affiliated with Defendants were substantially less. In addition, the fees charged to retail investors in the Funds were much higher than the fees paid to Defendants by institutional investors for essentially the same services. Unlike individual retail investors, institutional investors have the ability to negotiate at arm's-length with investment advisers.

6. In addition, Fund assets were used to pay large amounts of "Rule 12b-1" fees to the Distributor Defendant without any benefit accruing to the Funds or their investors from those payments. Defendants' management fees were also excessive because they used Fund assets to pay for their out-of-pocket expenses although they were already being compensated on a basis that reimbursed them for such expenses. For example, they caused the Funds to make "Soft Dollar" commission payments to brokers, through which brokers were paid commissions at a rate that exceeded the normal rate for effectuating portfolio transactions, in return for services that would normally be provided by the adviser and for which the adviser was already being paid. Soft Dollar commissions were utilized by Defendants to shift significant expenses from the investment advisers to the Funds and their investors without any corresponding offset in the level of the management fee.

JURISDICTION AND VENUE

7. The claims asserted herein arise under and pursuant to Sections 36(a), 36(b) and 48(a) of the ICA, 15 U.S.C. §§ 80a-35(a) and (b), and common law.

8. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the Investment Company Act, 15 U.S.C. § 80a-43 and 28 U.S.C. § 1391(b).

9. Defendants conducted other substantial business within this District and many Class members reside within this District. Defendant Federated Investors, Inc. is the ultimate parent of defendants bearing the Federated name, was an active participant in the wrongful conduct alleged herein, and is headquartered within this District, at 1001 Liberty Avenue, Pittsburgh, Pennsylvania.

10. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including but not limited to the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

11. Plaintiff John M. Spahn IRA held during the Class Period, and continues to hold, shares or units of the Federated Kaufmann Fund, Federated Equity Income Fund, Federated Bond Fund, and the Federated Stock & Bond Fund, and has been damaged by the conduct alleged herein. Plaintiff John M. Spahn held during the Class Period shares or units of the Federated Capital Appreciation Fund and has been damaged by the conduct alleged herein.

12. Plaintiff John M. Spahn held during the Class Period, and continues to hold, shares or units of Federated American Leaders Fund.

13. Plaintiff Suzanne Fetzer held during the Class Period shares or units of the Federated Capital Appreciation Fund and has been damaged by the conduct alleged herein.

14. Plaintiff Susan Ciccone held during the Class Period, and continues to hold, shares or units of the Federated Bond Fund and has been damaged by the conduct alleged herein.

15. Plaintiff Sam Taylor Solomon, Jr. held during the Class Period, and continues to hold, shares or units of the Federated Bond Fund and has been damaged by the conduct alleged herein.

16. Plaintiff Sam Taylor Solomon, Jr. held during the Class Period Shares or units of Federated Kaufmann Fund, Federated Capital Appreciation Fund and Federated American Leaders Fund.

17. Plaintiff Mary Cole held during the Class Period, and continues to hold, shares or units of the Federated Pennsylvania Municipal Income Fund and has been damaged by the conduct alleged herein.

18. Plaintiff Mary Ann Abendroth held during the Class Period, and continues to hold, shares or units of Federated High Income Bond Fund and Federated Kaufmann Equity Funds A and has been damaged by the conduct alleged herein.

19. State Law Subclass Plaintiff Sanford Max purchased prior to, and held during the Class Period and continues to hold shares or units of the Federated Fund for U.S. Government Securities and has been damaged by the conduct alleged herein.

DEFENDANTS

Parent Company

20. Defendant Federated Investors, Inc., a Pennsylvania corporation, is a provider of investment management products and related financial services. Together with its subsidiaries, Federated Investors, Inc. sponsors, markets and provides investment-related services for various investment products, including mutual funds. It is one of the largest mutual fund managers in the

United States with over $207 billion in assets under management as of September 30, 2005. Federated Investors, Inc. is headquartered at 1001 Liberty Avenue, Pittsburgh, Pennsylvania.

Investment Adviser Defendants

21. Defendant Federated Investment Management Company ("FIM") is registered as an investment adviser under the Investment Advisers Act and managed and advised certain Federated Funds. FIM, a wholly-owned subsidiary of Federated Investors, Inc., is headquartered in Pittsburgh, Pennsylvania.

22. Defendant Federated Equity Management Company of Pennsylvania ("FEM") is registered as an investment adviser under the Investment Advisers Act and managed and advised certain Federated funds. FEM, a wholly-owned subsidiary of Federated Investors, Inc., is headquartered in Pittsburgh, Pennsylvania.

23. Defendant Federated Global Investment Management Corp. ("Global") is registered as an investment adviser under the Investment Advisers Act and managed and advised certain international Federated Funds. Global, a wholly-owned subsidiary of Federated Investors, Inc., is headquartered in Pittsburgh, Pennsylvania.

24. Defendants FIM, FEM, and Global are herein collectively referred to as the "Investment Adviser Defendants." Investment management fees payable to the Investment Adviser Defendants are calculated as a percentage of fund assets under management.

Distributor Defendant

25. Defendant Federated Securities Corp. ("FSC" or the "Distributor Defendant"), a broker-dealer registered under the Securities Exchange Act of 1934, acts as general distributor for the Federated Funds. In this capacity, FSC underwrites, sponsors and provides retailing services for the Federated Funds. FSC's principal business address is Federated Investors Tower, 1001 Liberty Avenue, Pittsburgh, Pennsylvania. The Distributor Defendant is an affiliate

of the Investment Adviser Defendants and a wholly owned subsidiary of Federated Investors, Inc.

Transfer Agent Defendant

26. Defendant Federated Shareholder Services Company ("FSS" or the "Transfer Agent Defendant") provides the transfer agent and shareholder services for the Federated Funds. FSS' principal business address is Federated Investors Tower, 1001 Liberty Avenue, Pittsburgh, Pennsylvania. The Transfer Agent Defendant is an affiliate of the Investment Adviser Defendants and a wholly owned subsidiary of Federated Investors, Inc.

Director Defendants

27. The is only one Board of Directors or Trustees which oversees all of the 44 investment companies (comprising 138 portfolios) that make up the Federated fund complex.

28. During the Class Period, defendant John F. Donahue ("John Donahue") was a Chairman and Director or Trustee charged with overseeing all of the 44 investment companies (comprising 138 portfolios) that make up the Federated fund complex. Additionally, John Donahue served as Chairman and Director of Federated Investors, Inc. during the Class Period and was previously a Trustee of FIM. John Donahue's business address is Federated Investors Tower, 1001 Liberty Avenue, Pittsburgh, PA 15222.

29. During the Class Period, defendant J. Christopher Donahue ("Christopher Donahue") was a Director or Trustee of charged with overseeing all of the 44 investment companies (comprising 138 portfolios) that make up the Federated fund complex. Additionally, during the Class Period, Christopher Donahue served as Principal Executive Officer and President of the Federated fund complex and as President, Chief Executive Officer and Director of Federated Investors, Inc. Christopher Donahue also served during the Class Period as Chairman and Trustee of FIM and Chairman and Director of Global. Prior to the Class Period,

Christopher Donahue served as President and Chief Executive Officer of FIM and Global. Christopher Donahue's business address is Federated Investors Tower, 1001 Liberty Avenue, Pittsburgh, PA 15222.

30. During the Class Period, defendant Lawrence D. Ellis ("Ellis") was a Director or Trustee charged with overseeing all of the 44 investment companies (comprising 138 portfolios) that make up the Federated fund complex. For his service as a Director or Trustee overseeing the Federated fund complex, Ellis received compensation of $148,500 for the calendar year ended December 31, 2002. Ellis' business address is 3471 Fifth Avenue, Suite 1111, Pittsburgh, PA 15213.

31. During the Class Period, defendant Thomas G. Bigley ("Bigley") was a Director or Trustee charged with overseeing all of the 44 investment companies (comprising 138 portfolios) that make up the Federated fund complex. For his service as a Director or Trustee overseeing the Federated fund complex, Bigley received compensation of $163,350 for the calendar year ended December 31, 2002. Bigley's business address is 15 Old Timber Trail, Pittsburgh, PA 15238.

32. During the Class Period, defendant John T. Conroy, Jr. ("Conroy") was a Director or Trustee charged with overseeing all of the 44 investment companies (comprising 138 portfolios) that make up the Federated fund complex. For his service as a Director or Trustee overseeing the Federated fund complex, Conroy received compensation of $163,350 for the calendar year ended December 31, 2002. Conroy's business address is 3838 Tamiami Trail North, Naples, FL 34103.

33. During the Class Period, defendant Nicholas P. Constantakis ("Constantakis") was a Director or Trustee charged with overseeing all of the 44 investment companies (comprising 138 portfolios) that make up the Federated fund complex. For his service as a

Director or Trustee overseeing the Federated fund complex, Constantakis received compensation of $163,350 for the calendar year ended December 31, 2002. Constantakis' business address is 175 Woodshire Drive, Pittsburgh, PA 15215.

34. During the Class Period, defendant John F. Cunningham ("Cunningham") was a Director or Trustee charged with overseeing all of the 44 investment companies (comprising 138 portfolios) that make up the Federated fund complex. For his service as a Director or Trustee overseeing the Federated fund complex, Cunningham received compensation of $148,500 for the calendar year ended December 31, 2002. Cunningham's business address is 353 El Brillo Way, Palm Beach, FL 33480.

35. During the Class Period, defendant Peter E. Madden ("Madden") was a Director or Trustee charged with overseeing all of the 44 investment companies (comprising 138 portfolios) that make up the Federated fund complex. For his service as a Director or Trustee overseeing the Federated fund complex, Madden received compensation of $148,500 for the calendar year ended December 31, 2002. Madden's business address is 100 Royal Palm Way, Palm Beach, FL 33480.

36. During the Class Period, defendant Charles F. Mansfield, Jr. ("Mansfield") was a Director or Trustee charged with overseeing all of the 44 investment companies (comprising 138 portfolios) that make up the Federated fund complex. For his service as a Director or Trustee overseeing the Federated fund complex, Mansfield received compensation of $163,350 for the calendar year ended December 31, 2002. Mansfield's business address is 80 South Road, Westhampton Beach, NY 11978.

37. During the Class Period, defendant John E. Murray, Jr. ("Murray") was a Director or Trustee charged with overseeing all of the 44 investment companies (comprising 138 portfolios) that make up the Federated fund complex. For his service as a Director or Trustee

overseeing the Federated fund complex, Murray received compensation of $178,200 for the calendar year ended December 31, 2002. Murray's business address is Chancellor, Duquesne University, 600 Forbes Avenue, Pittsburgh, PA 15282.

38. During the Class Period, defendant Marjorie P. Smuts ("Smuts") was a Director or Trustee charged with overseeing all of the 44 investment companies (comprising 138 portfolios) that make up the Federated fund complex. For her service as a Director or Trustee overseeing the Federated fund complex, Smuts received compensation of $148,500 for the calendar year ended December 31, 2002. Smuts' address is 4905 Bayard Street, Pittsburgh, PA 15213.

39. During the Class Period, defendant John S. Walsh ("Walsh") was a Director or Trustee charged with overseeing all of the 44 investment companies (comprising 138 portfolios) that make up the Federated fund complex. For his service as a Director or Trustee overseeing the Federated fund complex, Walsh received compensation of $148,500 for the calendar year ended December 31, 2002. Walsh's business address is 2604 William Drive, Valparaiso, IN 46385.

40. Defendants John Donahue, Christopher Donahue, Ellis, Bigley, Conroy, Constantakis, Cunningham, Madden, Mansfield, Murray, Smuts and Walsh are referred to collectively herein as the "Director Defendants."

Nominal Defendants: The Federated Funds

41. Nominal defendants the Federated Funds are open-ended management companies, or mutual funds, consisting of the capital invested by mutual fund shareholders. They each have the same board of Directors or Trustees, which is charged with representing the interests of the Funds and their shareholders. The trust or corporation has a board of trustees or directors who are responsible for the trust's or corporation's administration. Each of the Federated Funds is a

mutual fund in which investors contribute cash for the purpose of creating a pool of assets with which to invest and purchase securities.

42. The Federated Funds offer multiple classes of shares, with each class representing a pro rata interest in each Federated Fund. Federated Fund shares are issued to Federated Fund investors pursuant to Prospectuses that must comply with the federal securities laws, including the Investment Company Act. All of the Prospectuses for all of the Federated Funds are substantially the same on the matters relevant to this litigation.

43. All of the Federated Funds are alter egos of one another. The Federated Funds are essentially pools of investor assets that are managed and administered by a common body of Directors and employees of Federated who administer the Federated Funds generally. The Federated Funds have no independent will and are totally dominated by the Investment Adviser Defendants and the common body of Directors established by the Investment Adviser Defendants. Thus, in substance, the Federated Funds function as components of one unitary organization.

44. All Federated Funds shared throughout the Class Period the same affiliated companies as their investment advisers and distributor. Additionally, the Defendants pool together fees and expenses collected from the Federated Fund shareholders and, as a result, the Federated Funds share expenses with one another. For example, payments from the assets of one Fund were used to provide computer hardware or software to another Fund. *See* ¶¶100-106 below.

45. The costs and profits of the Funds are intermingled. Defendants have publicly stated that those costs and profits are assessed by the Directors or Trustees and Investment Advisers on an overall complex level and not on a fund-by-fund level. Therefore, any effort to reimburse any particular Fund for excessive fees would inevitably require an accounting to

evaluate whether the use of fees charged to that Fund and its investors actually benefited that Fund, some other Fund in the complex, or simply benefited Defendants.

46. The Federated Funds are named as nominal defendants herein to the extent that they may be deemed necessary and indispensable parties pursuant to Rule 19 of the Federal Rules of Civil Procedure and to the extent necessary to ensure the availability of adequate remedies.

SUBSTANTIVE ALLEGATIONS

DEFENDANTS BREACHED THEIR DUTIES BY CHARGING EXCESSIVE FEES

47. The fees charged to mutual fund investors and the funds should be the equivalent of fees that would have been within the bounds of arm's-length bargaining. Directors are charged with the responsibility of negotiating the fees charged to the fund on behalf of the investors who, individually, are unable to negotiate such fees. At the same time, investment advisers and their affiliates have a fiduciary duty with respect to the fees that are charged to investors, in that such fees must be reasonably related to the services provided.

48. Congress has fortified Directors' duties by adopting Section 15(c) of the Investment Company Act, requiring Directors to be adequately informed of the terms of any investment advisory contracts, and giving them the authority to demand documents and other information from investment advisers in order to make informed and independent decisions when evaluating such contracts. However, as alleged below, the Director Defendants were beholden to the Investment Adviser Defendants and breached their fiduciary duties by failing adequately to inform themselves or negotiate lower advisory and distribution fees with the Investment Adviser Defendants. Furthermore, the Director Defendants failed to hold the Investment Adviser Defendants accountable for revenue sharing agreements entered into by

them with various brokerage firms and other Shelf-Space payments for which the Investment Adviser and Distributor Defendants charged the Funds, and therefore their investors, excessive fees and commissions. They also failed to supervise the Investment Adviser and Distributor Defendants to assure that fund assets were not misused to the Funds' and the investors' detriment.

__The Excessive Fees At Issue__

49. __**Investment Advisory Fees**__: Investment advisory fees are calculated as a percentage of assets under management. As the fund assets increase, the dollar amount of such fees parallels this growth. Investment advisory fees are paid to investment advisers for managing the underlying portfolio, *i.e.*, choosing the securities in which a mutual fund should invest and conducting the operations required to support the management of the portfolio, and include overhead and administrative costs involved in conducting the business of the investment adviser.

50. __**Rule 12b-1 Fees**__: SEC Rule 12b-1 permits a fund to pay "12b-1" distribution fees out of fund assets, but only if the fund has adopted a 12b-1 plan authorizing their payment, and only if the Directors properly find that there is a reasonable likelihood that the plan will benefit the Fund and its investors. Distribution fees include fees paid to the Distributor Defendant for marketing and selling fund shares, including compensation for advertising, the printing and mailing of prospectuses to new investors and the printing and mailing of sales literature, payments to brokers and others who sell fund shares. Like the investment advisory fees, 12b-1 fees are calculated as a percentage of assets under management and the dollar amount of such fees increases with the size of the fund.

51. __**Service Fees And Administrative Fees:**__ Service and administrative fees are paid to persons to respond to investor inquiries, provide investors with information about their

investments, and other services required to enable the functioning of the fund. These two types of fees may pay for similar expenses or significantly overlap, as described more fully below. Unlike distribution fees, a fund may pay shareholder service and administrative fees without adopting a 12b-1 plan. Accordingly, such fees are often not visible to investors and are highly susceptible to excessiveness by Investment Advisers. Like the investment advisory fees and the 12b-1 fees, the service and administrative fees are calculated as a percentage of assets under management and the dollar amount of such fees increases with the size of the fund.

52. **Transfer Agency Fees:** Transfer agency fees are paid to an in-house affiliated or independent third party to handle sales and redemptions of fund shares, maintain shareholder records, compute the net asset value (the "NAV") of the fund daily, and pay out dividends and capital gains. Like the investment advisory fees, the 12b-1 fees and the administrative/service fees, the transfer agency fees are calculated as a percentage of assets under management and the dollar amount of such fees increases with the size of the fund.

Factors That Show The Fees Charged To The Federated Funds And Their Investors Are Not Reasonably Related To The Services Provided Them And Were Excessive

53. The mutual fund industry recognizes that certain factors indicate that fees are excessive. In particular, the following factors bear on whether the adviser and its affiliates are charging excessive fees to the funds and their investors:

- the nature and quality of services being paid for by the fund and its investors;
- whether the investment advisory fees are reduced to reflect the "fall-out benefits" the advisers receive, which are those benefits other than the advisory fees that flow to the adviser and its affiliates as a result of the adviser's relationship with the fund;
- what fees other fund families or funds within the same fund family charge for similar services to similar mutual funds;
- whether economies of scale were passed to the funds and their investors or kept by the investment adviser; and

- whether the trustees exercised a sufficient level of care and conscientiousness in approving the investment advisory and distribution agreements.

54. These factors demonstrate that the fees charged to the Federated Funds and their investors are not reasonably related to the services provided and were excessive.

Investment Adviser Revenues Significantly Increased During The Class Period

55. Federated mutual fund sales and the resultant asset-based inflow of advisory fees increased significantly over time, including during the Class Period. For example, according to the Form 10-K filed by defendant Federated Investors, Inc. for the fiscal year ended December 31, 2004, fees increased from $778 million in 2002 to $846 million in 2004 (Federated Investors, Inc., Annual Report (Form 10-K) (March 4, 2005)). The increase in the amount of fees received by Federated Investors, Inc. translated into higher revenues for the company. In 2004, the total revenue for the first quarter grew 28% to $277.1 million. Federated's 1Q profit up 6%, Pittsburgh Business Times, April 19, 2004. Additionally, these revenues increased profits, since the costs remained largely the same. For example, in 2005, Federated Investors, Inc.'s profits for the third quarter increased by 35%. DJ Federated investors 3Q Net Up 35%, Dow Jones (October 27, 2005). As noted by a Morningstar stock analyst, Rachel Barnard, mutual fund manager's profits typically range from approximately 18 to 20% and "Anyone who manufactures would kill for that." John Waggoner, Fund Company Stocks Look Hot, USA Today, (April 18, 2002). Available at http://www.usatoday.com/money/perfi/columnist/waggon/2002-04-19-waggon.htm.

56. The profitability of a fund to an adviser-manager is a function of advisory fee revenues less the costs of providing advisory services. An investment adviser's main sources of revenue are the investment advisory, administration, distribution, service and transfer agent fees received by the Investment Advisor Defendants and its affiliates. As the Federated Funds grew,

Defendants' incremental costs of providing advisory services to the Funds were nominal, while the additional fees received by Defendants were disproportionate given that the nature, quality and level of the services remained the same. In fact, over the last decade, the advisory fee percentage charged to the Funds has remained constant while it should have decreased given the growth of the Funds.

57. Due in large part to Defendants' revenue sharing payments, the assets managed by the Investment Adviser Defendants have grown dramatically and so have their revenues. During the Class Period, the immense growth of assets under management generated substantial economies of scale to the great benefit of Defendants, which were not passed on to the Funds and therefore their investors through lower fees.

58. In the absence of effective "watchdogs" (*i.e.*, the Directors) and given the Funds' opaque fee structures, the Investment Adviser and Distributor Defendants were able to take advantage of various forms of fees and Fund assets under their control. Specifically, Defendants charged excessive investment advisory fees, administrative fees 12b-1 fees, and service fees, including transfer agency fees.

The Economies Of Scale Were Not Passed To Investors

59. The legislative history of Section 36(b) recognizes that an investment adviser's failure to pass on economies of scale to the fund is the principal cause of excessive fees:

> It is noted ... that problems arise due to the economies of scale attributable to the dramatic growth of the mutual fund industry. In some instances these economies of scale have not been shared with investors. Recently there has been a desirable tendency of the part of some fund managers to reduce their effective charges as the fund grows in size. Accordingly, the best industry practice will provide a guide.

S. Rep. No. 91-184, at 5-6 (1969), *as reprinted in* 1970 U.S. Code Cong. & Ad. News, at 4901-02.

60. On a per share basis, it does not cost more to manage additional assets in a growing fund because economics of scale occur on both the fund complex and portfolio level for various costs incurred. For example, many of the costs, such as the costs of research for a particular investment, remain fixed regardless of the amount of assets in a given fund devoted to that investment. As has been noted, the mutual fund industry is a business in which economies of scale are present and are statistically significant. *See* Jim Saxton, Chairman, Joint Economic Committee, United States Congress, *The Mutual Fund Industry: An Overview and* (2002) (citing William Baumol, *The Economics of Mutual Fund Markets: Competition Versus Regulation*, 186, 190, Boston: Kluwer Academic (1990)).

61. The growth of assets under management by the Investment Adviser Defendants has generated substantial economies of scale to the great benefit of the Investment Adviser and Distributor Defendants, which have not been passed on to the Funds and their investors through lower fees, resulting in greatly increased expenses.

62. According to public filings, the economies of scale were considered by the Director Defendants through evaluating the profitability and costs of the entire fund complex, and they made no effort to identify or evaluate the existence of economies of scale on a fund-by-fund basis. For example, in the semi-annual report for the Federated Stock and Bond Fund dated May 31, 2005, in language that is similar to language found in other Federated Funds semi-annual reports:

> Although the Board considers the profitability of the Federated organization as a whole, it does not evaluate, on a fund-by-fund basis, Federated's "profitability" and/or "costs" (which would include an assessment as to whether "economies of scale" would be realized if the fund were to grow some sufficient size). In the Board's view, the cost of performing advisory services on a fund-specific basis is both difficult to estimate satisfactorily and a relatively minor consideration in its overall evaluation. Analyzing isolated funds would require constructed allocations of the costs of

> shared resources and operations based on artificial assumptions that are inconsistent with the existing relationships within a large and diversified family of funds that receive advisory and other services from the same organization.

Federated Stock and Bond Fund, Inc., Semi-Annual Report (Form N-CSRS) (July 27, 2005).

63. However, the economics of scale from growth were not passed to the Funds and their investors because, among other things, due to increasing revenue sharing payments to brokers, Defendants were unwilling to reduce their fees. Defendants' failure to pass economics of scale is apparent due to the lack of any breakpoints and the increase in, or failure to reduce, fees in light of fund growth.

<u>The Lack of Breakpoints In The Funds' Advisory Agreements Illustrates That The Economies of Scale Were Not Passed To The Funds And Investors</u>

64. A "fee breakpoint" has been explained as follows:

> Many funds employ a declining rate structure in which the percentage fee rate decreases in steps or at designated breakpoints as assets increase.... The declining rate schedule reflects the expectation that costs efficiencies or scale economies will be realized in the management and administration of the fund's portfolio and operations as the fund grows.

John P. Freeman and Stewart L. Brown, *Mutual Fund Advisory Fees: The Cost of Conflicts of Interest*, 26 Iowa J. Corp. L. 609, 620 n.59 (2001).

65. The Investment Adviser and Director Defendants did not put in place breakpoints that would pass the economies of scale to the Funds or their investors. For example, Federated Kaufmann Fund's management fee—which stands at a lofty 1.275%—contains no breakpoints. Regardless of how much that fund grows, only the Investment Adviser Defendants will enjoy the benefits of decreased costs. Furthermore, it is clear that the economies of scale are not passed on here since it is one of the largest funds in its category, but still has a higher fee than comparable funds. *See* ¶¶115-118 below.

66. The lack of breakpoints is true across all the Federated Funds, including those in which Plaintiffs invested. The absence of breakpoints allowed the Defendants to keep all the benefits of the economies of scale for themselves. The lack of breakpoints is in striking contrast with the usual practice in the mutual fund industry because the advisory fee structures in most fund families do include breakpoints. This was a red flag to the Director Defendants that the economies of scale were not being passed to the Funds or their investors.

<u>The Expense Ratios Did Not Decrease As The Funds Grew In Size Because The Investment Adviser And Distributor Defendants Kept The Benefits For Themselves</u>

67. As the Funds expanded in size, there were no significant decreases in expense ratios that would suggest that the Investment Adviser Defendants, Distributor Defendant and Director Defendants had, in fact, considered the economies of scale experienced by the Funds when annually reviewing the advisory and distribution contracts.

68. Since the Funds had no breakpoints, the Investment Adviser Defendants enjoyed having their advisory fees more than triple without having to share any of the benefits from expansion with the Funds or their investors. For example, in 2001, Kaufmann Fund's investors paid $7,470,865 in advisory fees, but by 2004 this number had dramatically increased to $24,311,507, resulting in an enormous windfall to the Investment Adviser Defendants. The Fund and its investors paid more, but received nothing in return. Since 2001, the percentage of investment advisory fees charged to the Fund and its investors has remained the same.

69. With respect to Federated Capital Appreciation Fund Class A, it is similarly apparent that economies of scale were not passed to the Fund or its investors since the current expense ratio of 1.25% is one of the highest among funds with similar-sized asset bases and is slightly higher than its expense ratio of 1.23% eight years ago when it held little more than $100 million. Morningstar.com, Stewardship Grade: Federated Capital Appreciation A, Dec. 21,

2005, http://quicktake.morningstar.com/Fund/Snapshot.asp?Country=USA&Symbol=FEDEX (on file with author). Since 1995, the percentage of investment advisory fees charged to the Fund and its investors has remained the same.

70. With respect to the Federated American Leaders Fund, the expense ratio has risen as assets have grown:

> the fund has roughly the same expenses it had a decade ago when it was only a third of its current size--contrary to the typical benefits one might expect from more favorable economies of scale.

Morningstar.com, Stewardship Grade: Federated American Leaders A, Dec. 21, 2005, http://quicktake.morningstar.com/Fund/Snapshot.asp?Country=USA&Symbol=FALDX (on file with author). For example, in 1996, Federated American Leaders Fund's Class A expense ratio was 1.16% while the assets were $455,867,000 and in 2004, this expense ratio had increased to 1.19% while assets had increased to $1,562,277,000. Since 1995, the percentage of investment advisory fees charged to the Fund and its investors has remained the same.

71. Federated Stock & Bond Fund is another example of Defendants' failure to pass economies of scale. The Fund's expense ratio has steadily increased during the past 10 years, despite the Fund's growing asset base. Kerry O'Boyle, *High expenses Detract From This Conservative Fund's Appeal*, Morningstar.com, Morningstar's Take: Federated Stock & Bond A, Dec. 10, 2002, http://quicktake.morningstar.com/Fund/Snapshot.asp?Country=USA& Symbol=FSTBX (on file with author). For instance, in 1996, the Fund had an expense ratio of 1.10% and assets of $130,694,000 and in 2004, the expense ratio had grown to 1.29% on assets of $237,428,000. Since 1997 the percentage of investment advisory fees charged to the Fund and its investors has remained the same.

72. Other fund statistics also demonstrate that fees were increasing when they should have been decreasing due to economies of scale from increased assets. For example, despite the

fact that the net assets of the Federated Bond Fund-Class A shares increased from $111,377,000 in 1997 to $395,445,000 in 2004, the ratio of expenses to net assets remained the same at 1.05% during that same period, when the expense ratio should have been decreasing to reflect economies of scale. As noted by Morningstar regarding Federated Bond Fund:

> This fund has an expense ratio of 1.05%, which is more than the typical fund in this category. This is indefensible given the fund's considerable size.

Morningstar.com, Stewardship Grade: Federated Bond F, Aug. 19, 2005, http://quicktake.morningstar.com/Fund/Snapshot.asp?Country=USA&Symbol=ISHIX (on file with author).

73. According to public filings, the same pattern of failing to reduce fees is also clear when looking at Federated Equity Income Fund. In 1997, Federated Equity Income Fund had $431,281,000 in assets and an expense ratio of 1.08%. By 2004, the assets in Federated Equity Income Fund had increased to $ 643,279,000 and the expense ratio had also increased to 1.12%. Since 1997, the percentage of investment advisory fees charged to the Fund and its investors has remained the same.

74. The expense ratio of Federated High Income Bond Fund also increased with the increase in assets. According to public filings, the Fund's Class A had an expense ratio of 1.21% in 1995 with $448,040,000 in assets and by 2005, the expense ratio had increased to 1.22% and the assets had grown to $775,085,000. In Morningstar's stewardship analysis of the entire Federated High Income Bond Fund, it recognized the failure of the Investment Adviser Defendants to pass economies of scale for all the classes of the Fund, explaining:

> Given that it is a nearly $2 billion mammoth, the fees should be lower –as they were when the fund was smaller ten years ago.

Morningstar.com, Stewardship Grade: Federated High Income Bond A, Dec. 21, 2005, http://quicktake.morningstar.com/Fund/Snapshot.asp?Country=USA&Symbol=FHIIX (on file with author). The investment advisory fee, which is the same for all classes of shares of the Federated High Income Bond Fund, has remained the same since 1995.

75. Federated Pennsylvania Municipal Income Fund's expense ratio remained the same over the last decade even though the assets grew. In 1995, the expense ratio was 0.75% and the assets were $83,722,000. By 2004, the assets had increased to $200,023,000, but the expense ratio remained at 0.75%.

76. Thus, the economies of scale enjoyed by Defendants have not been shared with the Funds or their investors. Instead, as shown above, as the size of the Funds grew, Defendants' fees increased without any corresponding increase in services provided to the Funds and, conversely, Defendants' costs decreased due to economies of scale. This resulted in an enormous windfall to Defendants at the expense of the Funds and their investors. As a result, the fees paid to Defendants for services provided to the Funds and their investors were disproportionate to the services rendered, were excessive, and were a waste of Fund assets that could have been used to invest in the Funds' underlying portfolio.

THE FEES CHARGED WERE NOT REASONABLY RELATED TO SERVICES PROVIDED TO FEDERATED FUNDS

The Investment Adviser Defendants Placed The Expense Of Revenue Sharing Payments On The Funds And Their Investors

77. The Investment Adviser and Distributor Defendants also charged excessive fees to investors by charging the Funds for the Investment Adviser and Distributor Defendants' out-of-pocket "revenue sharing" expenses. Revenue sharing occurs when the investment adviser or its affiliate makes payments to a broker-dealer or other institution in exchange for the institution's promoting sales of the shares of the investment adviser's funds. Revenue sharing

arrangements are very appealing to investment advisers because they can increase sales from three to ten fold. Smita Madhur, *Revenue Sharing Boosts Mutual Fund Sales Tenfold*, Financial-Planning.com, Jan. 24, 2005, http://www.financial-planning.com/pubs/fpi/20050124101.html. At the same time, revenue sharing arrangements are very expensive for investors because their high costs translate into higher and excessive fees.

78. Defendants participated in revenue sharing (also called "Shelf-Space") programs at brokerages such as Edward Jones, Salomon Smith Barney, UBS, Chase Investment Services Corp., Linsco/Private Ledger, Piper Jaffray, Wells Fargo and Wachovia Securities. As part of these programs, Defendants used fund assets to sponsor sales contests and provided other financial incentives to brokers to push Federated Funds. These payments to brokers increased the fees charged to the Funds and their investors. They had that effect because the Investment Adviser Defendants took into account the amount of the revenue sharing they would pay to broker-dealers and others in determining the amount they would charge for their advisory fees, in order to make sure that they would earn their full profit ***after*** the revenue sharing payments were made. According to a former employee of one of the Federated Defendants, the Investment Adviser Defendants regularly prepared "broker profitability analyses." Such documents factored in both revenue sharing payments and other payments by the Funds and their investors in determining the overall profitability to the Investment Adviser Defendants of the relationship with the broker. Such profitability analyses are one example of the Investment Adviser Defendants' process of considering their revenue sharing obligations at the same time they considered the other costs of conducting Fund business in order to make sure that their advisory fee agreements would provide adequate profitability ***after*** payment of revenue sharing

79. According to a former employee who was a Federated internal wholesaler, the Investment Adviser and Distributor Defendants also had revenue sharing arrangements with

banks to push their mutual funds. For example, the former employee explained that Defendants had to pay Bank of America for "Shelf-space" because Bank of America had its own proprietary funds. According to the former employee, Defendants were also paying for Shelf Space with Citibank and U.S. Bank.

The Investment Advisory Fee Was Excessive Because The Fees Charged Were Not Reasonably Related To The Services Provided To The Funds Or Their Investors

80. A recent report on revenue sharing by Cerulli Associates notes that advisory fees are the most significant source of revenue sharing. The advisory fee is thus inflated in order to fund the advisers revenue sharing obligations. The Investment Adviser Defendants did so with respect to the Federated Funds.

81. Consistent with this, for example, Defendants entered into arrangements with brokerage house Edward D. Jones, which set an internal revenue sharing target for 25% of the advisory fees earned on the mutual fund assets purchased or held by Edward D. Jones' customers.

82. However, investment advisory fees are meant to cover management of investment funds. This includes portfolio management of the fund and administrative activities related to managing the portfolios. Report of the SEC on the Public Policy Implications of the Investment Company Growth, H.R. Rep. No. 89-2337 (1966).

83. The investment advisory fees used for revenue sharing do not fit either of these categories. Revenue sharing expenses are not supposed to be borne by funds and their investors as they are not management or traditional advisory expenses. Furthermore, the revenue sharing payments may benefit the Investment Adviser Defendants, but do not benefit the Funds or their investors.

84. The SEC has expressed concern over these practices, stating that, "[r]evenue sharing arrangements not only pose potential conflicts of interest, but also may have the indirect effect of reducing investors' returns by increasing the distribution-related costs incurred by funds. Even though revenue sharing is paid to broker-dealers directly by fund investment advisers, rather than out of fund assets, it is possible that some advisers may seek to increase the advisory fees that they charge the fund to finance those distribution activities. . . Moreover, revenue sharing arrangements may prevent some advisers from reducing their current advisory fees." Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities, and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, 69 Fed. Reg. 6438, 6441 n.21 (Feb. 10, 2004) (to be codified at 17 C.R.F. pts. 239, 240 and 274).

85. The nature of Defendants' revenue sharing program was such that it strongly incentivized broker-dealers to expand their marketing efforts on behalf of the Federated Funds. As a result of such activities, the aggregate net assets--against which the management fees were charged on a percentage basis--increased, with a consequent increase in the dollar amount of the advisory fees. The Investment Adviser Defendants therefore received "something for nothing" from the Funds and their investors because the fees were not the result of any increase or improvement in the services being provided, and did not reflect any legitimate increase in the cost of the services being provided the advisers and their affiliates.

86. In addition, advisory fee payments by the Funds and their investors that were utilized for revenue sharing were charged improperly because they were paid in violation of Rule 12b-1. Advisory fees paid to an investment adviser with the intent of allocating a certain amount towards distribution practices, such as revenue sharing, are regulated under Rule 12b-1 and Section 36(b). As the SEC explained, "Rule 12b-1 could apply . . . in certain cases in which the

adviser makes distribution related payments out of its own resources . . . 'if ***any allowance*** were made in the investment adviser's fee to provide money to finance distribution.'" Investment Company Institute, 1998 SEC No-Act. LEXIS 976, at *16 (Oct. 30, 1998) (citing Payment of Asset-Based Sales Loads By Registered Open-End Management Investment Companies, Investment Company Act Release No. 16431, 1988 SEC LEXIS 1206 (June 13, 1988)) (emphasis added). Defendants paid for part of these revenue sharing arrangements through advisory fees to circumvent limits placed on such distribution payments by Rule 12b-1.

Defendants Received Massive 12b-1 Fees But
<u>Provided No Benefit To The Federated Funds Or Their Investors In Return</u>

87. As discussed above, Rule 12b-1, promulgated by the SEC pursuant to the Investment Company Act, prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions are, amongst others, that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." 17 C.F.R. § 270.12b-1 Additionally, the directors "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether such plan should be implemented or continued." *Id.* The directors may continue the plan "only if the directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law and section 36(a) and (b)

(15 U.S.C. 80a-35(a) and (b)) of the Act that there is a reasonable likelihood that the plan will benefit the company and its shareholders." *Id.* As noted above, Rule 12b-1 fees are assessed as a percentage of assets under management and, accordingly, grow proportionately with the size of the Funds.

88. The exceptions to the Rule 12b-1 prohibition on mutual fund marketing were enacted in 1980 under the theory that the marketing of mutual funds, all things being equal, should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors.

89. The Distributor Defendant, as an affiliate of the Investment Adviser Defendants, was similarly under a fiduciary duty to the Funds and investors with respect to the fees it received. The Distributor Defendant was the recipient of 12b-1 fees, but took no measures to assure that the fees were reasonably related to the services provided to the Funds or their investors.

90. The Funds' Distribution Plan adopted February 12, 2004, which is similar to the other Distribution Plans in effect throughout the Class Period, provided that:

> 2. This Plan is designed to finance activities of Federated Securities Corp. ("FSC") principally intended to result in the sale of [s]hares to include: (a) providing incentives to financial institutions ("Financial Institutions") to sell [s]hares and; (b) advertising and marketing of shares to include preparing, printing and distributing prospectuses and sales literature to prospective shareholders and with Financial Institutions. The Plan is also designed to cover the costs of administrative services performed in connection with the sale of [s]hares, but are not limited to shareholder services, recordkeeping services and educational services, as well as the costs of implementing and operating the Plan.
>
> 3. As compensation for services provided pursuant to this Plan, FSC will be paid a fee in respect of the following Classes set forth on the exhibits to this Agreement. ***FSC may use all or any of the fees received pursuant to the Plan to pay any of the***

> ***expense associated with the activities under Paragraph 2 hereof whether incurred directly, or through Financial Institutions.***
>
> 4. Any payments by FSC to Financial Institutions with funds received as compensation under this Plan will be made pursuant to an agreement entered into by FSC and the Financial Institution ("Financial Institution Agreement"). *FSC has the right (i) to select, in its sole discretion, the Financial Institutions to participate in the Plan and (ii) to terminate without cause and in its sole discretion any Financial Institution Agreement.*

Id. (emphasis added).

91. During the Class Period, the Director Defendants authorized, and the Distributor Defendant collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees. However, the purported Rule 12b-1 fees charged to Federated Funds and their investors were excessive because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the plan would benefit the company and its shareholders. On the contrary, as discussed above, as the Funds were marketed and the number of Fund investors increased, the economies of scale thereby created, if any, were not passed on to Federated Funds or their investors, but rather were used exclusively to benefit the Investment Adviser Defendants and their affiliates.

92. There was no meaningful evaluation by the Investment Adviser Defendants, Distributor Defendant or the Director Defendants as to whether the Funds were realizing benefits from the Rule 12b-1 payments and the resulting increase in the size of the Funds.

93. The principal theoretical justification for 12b-1 fees is to increase assets, thereby creating economies of scale, and therefore decreasing costs for the individual investors. However, at a certain point, the increase of fund assets is no longer a desirable option for investors because it impedes the management of the fund. As noted by a FORBES article, published on September 15, 2003:

> Indeed, once a fund reaches a certain mass, the directors know that there is no discernable benefit from having the Fund become bigger by drawing in more investors; in fact, they know the opposite to be true-once a fund becomes too large it loses the ability to trade in and out of positions without hurting its investors.

94. Three major reasons why large size inhibits the achievement of superior returns are: (1) the universe of stocks available for a fund's portfolio declines; (2) the transaction costs increase; and (3) portfolio management becomes increasingly group-oriented and less reliant on savvy individuals.

95. For example, the Kaufmann Fund and its investors should not be paying increasing 12b-1 fees since it has been noted by industry analysts that:

> [T]he fund's ballooning asset base *threatens* management's flexibility. It began life as a small-cap fund, but asset growth in the mid-1990s forced a move up the market cap ladder.

Greg Carlson, *Despite an Enviable Record, Federated Kaufmann Has Given Investors Little Reason to Own It*, Morningstar.com, Morningstar's Take: Federated Kaufmann K, Sept. 16, 2005, http://quicktake.morningstar.com/Fund/Snapshot.asp?Country=USA& Symbol=KAUFX (on file with author) (emphasis added). Despite the fact that the ballooning of fund assets can be detrimental to investors, Defendants still charged, and the Director Defendants still approved, the Kaufmann Fund's 12b-1 fees to further increase fund assets. In turn, as the Fund grew, the 12b-1 fees charged to the Kaufmann Fund and its investors substantially increased. For the fiscal year ending October 31, 2004, the Kaufmann Fund and its investors paid $19,703,586 in 12b-1 fees to the Distributor Defendant while the Kaufmann Fund paid $10,171,752 in 12b-1 fees to the Distributor Defendant for the fiscal year ending October 31, 2003 and $9,407,832 in 12b-1 fees to the Distributor Defendant for the fiscal year ending October 31, 2002. The Distributor Defendant had the discretion to decide how much of the 12b-1 fees it received would be kept at the distributor level and how much would be passed on to broker-dealers.

96. However, the Director Defendants reviewed the written quarterly reports concerning the Federated Funds Rule 12b-1 program, and were informed that these monies were being expended without any economies of scale being passed on to the Funds, and that the fees were not being used for services that benefited the Funds or their investors. The Director Defendants failed to terminate the plans and the payments made pursuant to the Rule 12b-1 plans even though such payments actually harmed the Federated Funds and their investors, as described above, and therefore did not satisfy Rule 12b-1.

97. Many of the Federated Funds charging Rule 12b-1 fees charged investors the maximum fees permissible pursuant to the Federated Funds Rule 12b-1 plans. There was no reasonable likelihood that the Rule 12b-1 fees would benefit the Funds or their investors because although the fees charged to investors increased fund assets, the Fund costs borne by the investors did not decrease. Therefore, the Rule 12b-1 plans authorizing such fees should have been re-negotiated to comply with Rule 12b-1.

98. Federated Kaufmann Fund closed its Class K shares of the Fund, but the Class K and its investors continue to be charged 12b-1 fees. However, according to Rule 12b-1 and the distribution agreements between the Fund and the Distributor, these fees are intended to result in the sale of shares of the Fund, and this rationale no longer applied to the Class K once the sales program was terminated. Since the 12b-1 fees are charged as a percentage of the assets under management, the fees increased when the assets increased. However, there were no additional services provided for the increase in 12b-1 fees. The increase in the dollar amount of 12b-1 fees was significant. By October 31, 2004, Class K share investors were paying $6,468,374 in distribution fees. This number was significantly higher than the previous years. For example, for the fiscal year ending October 31, 2003, Class K share investors paid $3,750,728 in distribution fees.

99. The Investment Adviser Defendants also received substantial benefits from the Distributor Defendant's use of 12b-1 fees because it reduced the Investment Adviser Defendants' out-of-pocket expenses, such as the cost of revenue sharing arrangements to the Investment Adviser Defendants. The Investment Adviser Defendants did not reduce their investment advisory fee to reflect these considerations, either through breakpoints or by reducing the percentage fee when they annually renewed their contract.

THE INVESTMENT ADVISER DEFENDANTS FAILED TO REDUCE THEIR FEES TO RELECT OTHER BENEFITS THEY RECEIVED FROM THE FUNDS

Through The "Soft Dollar" Program, The Investment Adviser Defendants Shifted Overhead Costs To Federated Funds And Their Investors Without Providing Any Offset In Their Advisory Fees

100. The Investment Adviser Defendants received significant benefits by using Soft Dollars to shift research costs onto investors through inflated broker commissions, while failing to reduce their advisory fees to reflect this benefit. Investment advisers routinely pay broker commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a . . . broker . . . in excess of the amount of commission another . . . broker . . . would have charged for effecting that transaction, if such person determined in good faith that such amount of commission was reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. §78bb(e). In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified

services, which the SEC has defined to include, "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities." The commission amounts charged by brokerages to investment advisers in excess of the purchase and sales charges are known within the industry as "Soft Dollars."

101. Since their inception, the Investment Adviser Defendants have presented themselves as, and earned a reputation for being, a paragon of financial investment research firms. The Investment Adviser Defendants tout the fact that they have an information advantage created by proprietary research, thus presumably obviating the need for reliance on outside research. For example, on their Website, the Investment Adviser Defendants currently market themselves to investors as a "top 10 mutual fund company." Federated Investors.com, Investor Overview as of September 30, 2005 (last visited Jan. 12, 2006) http://www.federatedinvestors.com/sc?tmpl=about_usLeaf&ctype=company_overview. According to the website, the Investment Adviser Defendants stress their "World-Class Investment Management Mission," which is: "[t]o achieve superior and sustainable investment performance for a broad array of global clients through a disciplined investment process and an information advantage created by proprietary fundamental research." *Id.* Yet, contrary to the Investment Adviser Defendants' reputation for cultivating their enormous in-house research staff, the Investment Adviser Defendants went far beyond what is permitted by the Section 28(e) safe harbor by paying third parties for "research services" that provided no reasonable benefits to the Federated Funds or their investors.

102. For example, a former Federated employee has stated that Bloomberg terminals and service were obtained for fixed income funds using Soft Dollars obtained from Federated equity funds. This example confirms that the Soft Dollar program was not a legitimate effort to obtain outside needed research, because additional research service was not provided to the

equity funds that regularly use research, and instead the broker involved provided facilities for which a fixed income fund had no real need. In addition, the purported Soft Dollar "benefits" were not flowing to the Fund that was paying the inflated commission.

103. The Investment Adviser Defendants paid excessive commissions to broker-dealers, which, insofar as they were given under the guise of Soft Dollars, were a sham and unjustifiable in light of the Investment Adviser Defendants' in-house research apparatus, for which the Funds and their investors were already paying through the advisory fee. Instead, the purpose of these payments was to induce the brokers to steer their clients to Federated Funds. These incentives caused brokers to steer clients to Federated Funds regardless of the Funds' investment quality relative to other investment alternatives and to thereby breach their duties of loyalty. By paying the excessive brokerage commissions, Defendants also violated Section 12(b) of the Investment Company Act because such payments were not made pursuant to valid Rule 12b-1 plans.

104. The Director Defendants did not try to measure the value of the Soft Dollars to the Funds generated. However, the amount paid by the Funds and their investors for excessive commissions was significant. As an example limited to only one Fund, according to the Statement of Additional Information for the Federated American Leaders Fund, "[f]or the fiscal year ended, March 31, 2003, the Fund's Adviser directed brokerage transactions to certain brokers due to research services they provided. The total amount of these transactions was $1,172,301,925 for which the Fund paid $1,966,872 in brokerage commissions." Federated American Leaders Fund Statement of Additional Information dated May 31, 2003.

105. According to Morningstar,

> Federated acknowledges using soft dollars, a practice that in essence shifts research costs onto investors through inflated broker

> commissions—something that doesn't show up in a fund's expense ratio.

Morningstar.com, Stewardship Grade: Federated High-Income Bond A, Dec. 21, 2005, http://quicktake.morningstar.com/Fund/Snapshot.asp?Country=USA&Symbol=FHIIX (on file with author).

106. However, the investment advisory fee was not reduced to reflect the benefits received by the Investor Adviser Defendants by using fund assets in Soft Dollars to pay for research that was already being paid for through the advisory fee. Accordingly, the fees paid by the Funds and their investors through so-called "Soft Dollar" payments were excessive and bore no reasonable relationship to the services provided. Such fees resulted in the promotion by brokers of Federated Funds, thereby increasing the size of the Funds and Defendants' asset-based fees with no corresponding increase in services provided to the Funds or their investors.

The Investment Adviser and Distributor Defendants Failed to Reduce Their Fees to Reflect The Benefits They Recovered From Directing Brokerage to Cover Their Out-of-Pocket Expenses

107. Directed brokerage is the practice whereby investment advisers direct underlying portfolio securities transactions to broker-dealers that sell shares of the fund to remunerate brokers for pushing their funds instead of other fund companies' funds. This practice directly harms investors, especially where, as here, the fund is alleged to be "paying up," or trading securities at commission rates higher than the fund would otherwise pay if it were not indirectly paying for distribution through directing brokerage. Directed brokerage gives the investment adviser a strong incentive to use brokerage commissions to increase the size of its funds (thereby increasing management/advisory fees) and to avoid paying brokers out of its own assets. Directed brokerage may also be used to circumvent NASD rules on sales charges, undermining the protection afforded to investors under § 22(b) of the ICA, which states that:

> [T]he price at which such a security is offered or sold to the public shall not include an excessive sales load but shall allow for reasonable compensation for sales personnel, broker-dealers, and underwriters, and for reasonable sales loads to investors:

15 U.S.C. § 80a 22(b)

108. The Investment Adviser and Distributor Defendants, under the Director Defendants' supervision, used excessive commissions and directed brokerage business to compensate broker-dealers as part of *quid pro quo* Shelf-Space arrangements Defendants entered into with various brokerages. Such excessive commissions and directed brokerage payments were used to fund sales contests and other financial incentives to further push sales of Federated Funds shares and increase fees charged to the Funds and their investors.

109. A former Federated employee who was a staff accountant explained that in some cases, the nature of a company precluded Defendants from paying the company certain fees, so Defendants would agree to use the company for trading so the money intended as a directed brokerage payment could ultimately be paid to the company as a trading expense/commission.

110. In addition to corroding the broker-investor relationship, Defendants' use of directed brokerage commissions to pay for the Shelf Space arrangements decreased the transparency of the Fund costs to advisers. Monies spent through directed brokerage do not show up as expenses, but are merely reflected as a decrease in investors' returns. The opaqueness of this form of payment also allowed the Investment Adviser and Distributor Defendants a way to circumvent 12b-1 fee limits placed by the NASD.

111. By paying the excessive commissions and directing brokerage business to participate in and satisfy Shelf Space programs, the Investment Adviser and Distributor Defendants violated Section 12 of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 plan.

112. The excessive commissions and directed brokerage caused Federated investors to pay for services that did not benefit the Federated Funds or their investors. This practice materially harmed Plaintiffs and other members of the Class from whom the excessive fees were taken. In fact, the Investment Adviser Defendants and their affiliates profited from the improper use of Fund assets because it resulted in an increase in the size of the Funds and, thus, the size of their asset-based fees. This increase in fees bore no reasonable relation to the services rendered.

113. In actions to date involving Massachusetts Financial Services, Co., Franklin Templeton Distributors, Inc., Putnam Investment Management, LLC, American Funds Distributors, Inc., OppenheimerFunds, Inc. and OppenheimerFunds Distributor, Inc., as well as PIMCO Funds' PA Fund Management LLC, PEA Capital LLC and PA Distributors LLC, findings of the SEC revealed that these companies used fund assets to pay revenue sharing and directed brokerage arrangements. For example, as the SEC stated in the Administrative Order dated December 13, 2004 issued with respect to Franklin Templeton Distributors, Inc:

> These brokerage commission were fund assets. FTDI [Franklin/Templeton Distributors, Inc.] made some payments in cash, but cash payments were an expense to FTDI. So, FTDI preferred to avoid the cost through the use of directed brokerage…
>
> * * *
>
> … It was more beneficial for FTDI to pay for shelf-space with brokerage commissions than cash because FTDI was able to avoid **using its *own assets*** for the marketing expense.

SEC Order Instituting Administrative And Cease-And-Desist Proceedings, Making Findings, And Imposing Remedial Sanctions in *In the Matter of Franklin Advisers, Inc. and Franklin/Templeton Distributors, Inc.*, available at http://www.sec.gov/litigation/admin/34-50841.htm (emphasis added).

114. The cost of similar revenue sharing and directed brokerage arrangements should have been borne by the Investment Adviser Defendants as an out-of-pocket expense instead of coming out of Fund assets at the expense of the Funds and their investors.

The Service and Administrative Fees Charged To the Funds Were Duplicative

115. Throughout 2003 and 2004, the Investment Adviser Defendants contracted for administrative services to the Funds. For example, according to the Federated Kaufmann Fund prospectus dated December 31, 2004, which is similar to the other Federated Funds, administrative and shareholder services were also provided by an administrator, the distributor and a transfer agent. All of these entities were wholly-owned subsidiaries of Federated Investors, Inc. and affiliates of the Investment Adviser Defendants.

116. The amounts paid in administrative and service fees by the Funds and their investors were significant and both were asset-based fees. For example, according to the same prospectus, the following amounts were paid in administrative fees, 12b-1 fees and service fees by the Kaufmann Fund and its investors in 2003 and 2004:

		2004	2003
		$4,900,193	$3,141,520
Administrative Fee:			
12b-1 Fee:	Class A Shares	$2,961,577	$1,081,902
	Class B Shares	$6,841,676	$3,991,593
	Class C Shares	$3,431,959	$1,347,524
	Class K Shares	$6,468,374	$3,750,728
Shareholder Services Fee:	Class A Shares	$3,816,357	$1,649,916
	Class B Shares	$2,251,057	$1,152,011

Class C Shares	$1,155,791	$472,309
Class K Shares	$8,824,042	$6,991,129

117. However, as evidenced by the language in the prospectus, these fees were largely duplicative of each other, as described below. Consequentially, the duplicative fees charged by the Investment Adviser Defendants' affiliates, the Transfer Agent Defendant and Distributor Defendant, resulted in excessive fees being charged to the Fund and its investors. For example, according to the Federated Kaufmann Fund Statement of Additional Information dated, December 31, 2004:

> ADMINISTRATOR
>
> Federated Administrative Services (FAS), a subsidiary of Federated, provides administrative personnel and services (including certain legal and financial reporting services) necessary to operate the Fund. FAS provides these at the following annual rate of the average aggregate daily net assets of all Federated funds as specified below...
>
> ***
>
> FAS also provides certain accounting and recordkeeping services with respect to the Fund's portfolio investments for a fee based on Fund assets plus out-of-pocket expenses.

118. The distribution contract for Federated Equity Income Fund's Distribution Plan, which is similar to all distribution plans made between the Distributor Defendant and the Federated Funds, states:

> The [12b-1] Plan is also designed to cover the cost of administrative services performed in connection with the sale of Shares, including, but are not limited to, shareholder services, recordkeeping services and educational services, as well as the costs of implementing and operating the Plan.

Id.

119. As such, the administrative fee is duplicative of, and overlaps with, the 12b-1 service fees. The administrative fee is also duplicative of, and overlaps with, the shareholder

service fee paid to the Transfer Agent Defendant, also an affiliate of the Investor Adviser Defendants, which Defendants describe as a payment for "services to shareholders to maintain shareholder accounts." Federated Kaufmann Fund Prospectus, Dec. 31, 2004. The Funds and their investors are also charged transfer agency fees for maintaining shareholder accounts and satisfying shareholder requests. Finally, the Funds are also charged a redemption fee by the Transfer Agent Defendant that is used to pay for transfer agency fees, postage, printing, telephone and related employment costs.

120. Furthermore, Defendants improperly failed to utilize flat fees for the administrative fees. There is no difference in the cost of handling paper work for $1 million or for $10,000 in the same investment. The cost of maintaining a shareholder's account is the same for all shareholders, regardless of the size of his or her account. Suppose the annual cost of maintaining an account is $40 and that the mutual fund has 100,000 shareholders. If the fund has $100,000,000 in assets (an average of $1,000 per account), then the Federated administrative expenses are 4.0% of fund assets. If total assets are $250,000,000 (an average account of $2,500), however, then the administrative expense ratio is 1.6% because the expense ratio falls as fund assets rise. *See* David A. Latzko, *Economies of Scale in Mutual Fund Administration*, Penn. St Univ., J. Fin. Res., Sept. 22, 1999. Accordingly, by charging a percentage fee based upon the assets of the Funds, the Investment Advisor Defendants receive a windfall because the resultant growth in the dollar amount of administrative fees they and/or their affiliates receive is not paying for any increase in services rendered to the Funds or their investors.

121. Through these duplicative fees as described above, the Investment Adviser Defendants and their affiliates charged the Funds and their investors excessive fees that bore no relationship to the services rendered.

122. The SEC has shown its concern regarding the fairness of administrative fees by sending 50 firms requests for documents concerning such fees in April 2005. Beaugon Wilcox, *Board Caught Up in SEC Sweeps on Fees, Brokerage*, Boardiq.com, May 3, 2005, http://www.boardiq.com/account/?ref=/index.html (on file with author).

The Charging Of Lower Fees To Institutional Investors
Illustrates That The Fees At Issue Were Excessive

123. Fees that were the result of arm's-length negotiation with Federated's institutional investors for the same services provided to Federated's individual retail investors were significantly lower. The SEC recently noted its concern over the fee discrepancies when proposing a rule requiring further disclosure of directors' rationale for approving or renewing an advisory contract. The proposal states:

> Recently, concerns have been raised regarding the adequacy of review of advisory contracts and management fees by fund boards. In particular, the level of fees charged by investment advisers to mutual fund clients, especially in comparison to those charged by the same advisers to pension plans and other institutional clients, has come under scrutiny.

Disclosure Regarding Approval of Investment Advisory Contracts by Directors of Investment Companies, Release Nos. 33 8364, 34-49219, IC-26350, 2004 SEC LEXIS 298, at *8 (Feb. 11, 2004).

124. A recent article in Business Week notes that retail investors in stock mutual funds pay management fees that can be two or more times what institutional clients pay for nearly identical funds. The article cites to a study that found that "the management fee levied by the average retail stock fund was 0.56% of assets, vs. 0.28% for a similar institutional fund." Aaron Pressman, *A Ray of Hope for Fee Fighters*, Business Week Online, September 1, 2005.

125. One of the reasons that institutional fees are lower than retail fees is because institutions, being more sophisticated, are unwilling to absorb the cost of high revenue sharing

payments and demand performance. The difference in fees is clearly illustrated when comparing the fees charged in Federated retail mutual funds versus institutional mutual funds. For example, Federated High Yield Trust and Federated Institutional High Yield Trust both provided the same portfolio management by the same people, but were charged different fees. The Federated High Yield Trust retail investors pay a 0.75% management fee to the Investment Adviser Defendants. In stark contrast, the Federated Institutional High Yield Bond Fund institutional investors pay a 0.40% management fee to the Investment Adviser Defendants. *Compare* Federated High Yield Trust Prospectus dated Apr. 30, 2004 *with* Federated Institutional High Yield Bond Fund Prospectus dated Dec. 31, 2004.

<u>The Fees Charged To The Funds And Their Investors Were Excessive Relative To Similar Funds Offered In The Industry</u>

126. The most important factor affecting the expense ratios of the Federated Funds is the level of the fees at issue in this case. When examining the expense ratios of other families of funds that provide the same types of funds as Federated, it is apparent that the Investment Adviser Defendants charged higher fees than other investment advisers that manage the same type of portfolio. For example, the Federated Kaufmann Fund's expense ratio of 1.95% is significantly higher than that of comparable rivals. The average expense ratio for funds similar to the Kaufmann Fund and sold through a broker is 1.59%. According to Morningstar: "Given the fund's $8 billion asset base, there's no reason for that exorbitant levy." Greg Carlson, *Despite an Enviable Record, Federated Kaufmann Has Given Investors Little Reason to Own It*, Morningstar.com, Morningstar's Take: Federated Kaufmann K, Sept. 16, 2005, http://quicktake.morningstar.com/Fund/Snapshot.asp? Country=USA&Symbol=KAUFX (on file with author).

127. As Morningstar further stated with respect to the Kaufmann Fund K shares:

> The price tag for the K shares is 75 basis points higher than the typical no-load mid-cap fund.

Id.

128. Similarly, Federated Capital Appreciation Fund has a 1.27% expense ratio for its A shares. This ratio is roughly 10 basis points higher than its typical front-load, large-blend peer. The average expense ratio for funds comparable to Federal Capital Appreciation Fund is approximately 1.20%. The maximum front sales load for this Fund is 5.50% whereas the average sales load for these types of funds is 5.06%. As Morningstar noted:

> Gilmore's job is made even tougher, given the style constraints, by the Fund's 1.27% expense ratio--a rich figure when stacked up against considerably cheaper index offerings or exchange-traded funds that offer similar exposure.

Kerry O'Boyle, *Investors Have Plenty of Reasons to Seek Their Core Large-cap Exposure Elsewhere,* Morningstar.com, Morningstar's Take: Federated Capital Appreciation A, July 25, 2005, http://quicktake.morningstar.com/Fund/Snapshot.asp?Country=USA&Symbol=FEDEX (on file with author).

129. Federated Stock and Bond Fund also has an expense ratio that is significantly higher than that of its peers. That Fund has an expense ratio of 1.29%, which is 7 basis points higher than the average expense ratio of 1.22% for similar funds. As Morningstar noted:

> Were it not for the excessive expenses, this would be a decent choice for conservative or beginning investors looking for broad exposure to stocks and bonds. However, until Federated sees fit to rein in the fund's costs, investors would do well to stay away.

Kerry O'Boyle, *High Expenses Detract from this Conservative Fund's Appeal,* Morningstar.com, Morningstar's Take: Federated Stock & Bond A, Dec. 10, 2002, http://quicktake.morningstar.com/Fund/Snapshot.asp? Country=USA&Symbol=FSTBX (on file with author).

130. According to analyst reports by Morningstar, Federated High-Income Bond Fund also has a high expense ratio when compared to other funds in its category:

> The fund's expenses of 1.22% compare unfavorably with the typical front-load peer, which only charges 1.08%

Kai Wiecking, *Federated High-Income Bond Has Some Merits, But Too Many Factors Dim Its Overall Appeal*, Morningstar.com, Morningstar's Take: Federated High-Income Bond A, Sept. 15, 2005, http://quicktake.morningstar.com/Fund/Snapshot.asp?Country=USA&Symbol=FHIIX, (on file with author).

131. Federated Fund for U.S. Government Securities is also expensive compared to its peers. As an analyst report by Morningstar noted:

> One continuing drawback here remains the fund's 0.86% expense ratio. Granted, it has declined recently, but at this level the fund is at a disadvantage compared with cheaper options.

Andrew Gogerty, *Federated Fund for U.S. Government Securities Is Off to a Good Start Under Its New Captain, But Regulatory Issues Keep Us Away*, Morningstar.com, Morningstar's Take: Federated Fund for U.S. Gov't Sec. A, Sept. 13, 2004, http://quicktake.morningstar.com/Fund/Snapshot.asp?Country=USA&Symbol=FUSGX (on file with author).

THE DIRECTOR DEFENDANTS BREACHED THEIR FIDUCIARY DUTIES TO FEDERATED FUNDS INVESTORS

132. Directors of investment companies are held to a higher standard and are more akin to bank directors than typical corporate directors. As noted by industry scholar, Tamar Frankel:

> Board of directors of investment companies as a whole, and these boards, play a different role than the role of boards of operating companies and their independent members….

***

> When the day-to-day operations of the investment company are in the hands of an external adviser under contract, as it is in most cases of the investment companies' complexes, the board supervises the adviser. In this case, the board approves the contract provisions including the advisers' fees and, in addition to general supervision, is entrusted with specific actions specified in federal law and with veto powers in rare cases....
>
> ***
>
> Courts are particularly likely to find a breach of duty of care when the operation of the company requires special attention, as is the case of financial institutions like banks, investment companies and charitable trusts.
>
> ***
>
> The prudence standard should be that of directors of financial institutions similar to investment banks, such as banks....

Tamar Frankel & Ann Taylor Schwing, *The Regulation of Money Managers*: Mutual Funds and Advisers, § 9.04 *The Role of the Board and of the Independent Directors* and § 9.05 *The Directors Duty of Loyalty and Care-State Laws* (2d ed. 2001).

133. Federated Funds' public filings state that the Federated Funds have boards of Directors that are responsible for the management and supervision of each fund. In this regard, the Statement of Additional Information dated May 31, 2003 for funds offered by Federated American Leaders Fund, Inc., which includes various classes of Federated American Leaders Fund, is typical of the Statements of Additional Information available for other Federated Funds. It states that, "[t]he Board is responsible for managing the Fund's business affairs and for exercising all the Fund's powers except those reserved for the shareholders."

134. Moreover, the most recent Form 10-K for Federated Investors, Inc. stated, with respect to the duties of the Trustees and Directors vis-à-vis the funds' investment advisers, as follows:

> *Each of the funds enters into an advisory agreement that is subject to annual approval by the fund directors or trustees,*

> including a majority of the directors who are not "interested persons" of the funds or Federated as defined under the Investment Company Act.

Federated Investors, Inc., Annual Report (Form 10-K) (Mar. 4, 2005) (emphasis added). The Directors of each fund are thus responsible for the review and approval of the advisory and fee agreements between the Investment Adviser Defendants and the Federated Funds.

135. The same Statement of Additional Information for Federated American Leaders Fund also sets forth in greater detail the purported process by which the investment advisers are approved:

> As required by the 1940 Act, the Fund's Board has reviewed the Fund's investment advisory contract. The Board's decision to approve the contract reflects the exercise of its business judgment on whether to continue the existing arrangements. During its review of the contract, the Board considers many factors, among the most material of which are: the Fund's investment objectives and long term performance; the Adviser's management philosophy, personnel, and processes; the preferences and expectations of Fund shareholders and their relative sophistication; the continuing state of competition in the mutual fund industry; comparable fees in the mutual fund industry; the range and quality of services provided to the Fund and its shareholders by the Federated organization in addition to investment advisory services; and the Fund's relationship to the Federated funds.
>
> * * *
>
> ***The Board also considers the compensation and benefits received by the Adviser. This includes fees received for services provided to the Fund by other entities in the Federated organization and research services received by the Adviser from brokers that execute fund trades, as well as advisory fees.***

Federated American Leaders Fund, Statement of Additional Information, dated May 31, 2003 (emphasis added). The Director Defendants are thus responsible for the review and approval of the advisory and fee agreements between the Investment Adviser Defendants and the Federated Funds.

136. The SEC has made clear that it is the duty of the directors to carefully scrutinize the advisory and other fees to ensure that the economics of scale are being passed to investors as fund assets grow so that the increases in advisory and other fees are not a windfall to the investment advisers and their affiliates:

> If the fund or fund family is experiencing economies of scale, fund directors have an obligation to ensure that fund shareholders share in the benefits of the reduced costs by, for example, requiring that the adviser's fees be lowered, breakpoints be included in the adviser's fees, or that the adviser provide additional services under the advisory contract. If the fund or fund family is not experiencing economics of scale, then the directors may seek to determine from the adviser how the adviser might operate more efficiently in order to produce economics of scale as fund assets grow.

SEC, Division of Investment Management: Report on Mutual Fund Fees and Expenses, at B1 (Dec. 2000), *available at* http://www.sec.gov/news/studies/feestudy.htm.

137. However, as previously shown, the Director Defendants failed to implement any breakpoints despite ballooning assets that would have allowed economies of scale to be passed to investors. The Director Defendants also failed to decrease the fee percentage being charged to the Funds and their investors when renewing the Funds' contracts, which resulted in the Defendants' receipt of excessive fees.

138. For example, the Director Defendants were aware that distribution fees were being used to promote sale of fund shares, but that no economies of scale were passed to the Funds or their investors. Federated's Equity Income Fund's Distribution Plan states:

> This plan is designed to finance activities of Federated Securities Corp. ("FSC") principally intended to result in the sale of shares

Federated Equity Income Fund, Inc. Prospectus and Statement of Additional Information dated Jan. 31, 2004. According to the Plan, the Director Defendants received quarterly reports of "the amounts expended under the Plan and the purpose for which such expenditures were made."

However, the Director Defendants still continued to authorize 12b-1 fees, regardless of the fact that these fees did not benefit investors. Because they received information showing that the dollar amount of fees was increasing without a corresponding reduction in the advisory fee percentage or the expense ratio, they know or should have known that the increase in fund assets was not producing economies of scale from which the Funds or their investors could benefit. If the Director Defendants had properly supervised and reviewed expenditures, the 12b-1 plans would have been modified or cancelled.

139. In the case of the Kaufmann Fund, as noted by a FORBES article, published on September 15, 2003:

> Indeed, once a fund reached a certain mass, the directors know that there is no discernable benefit from having the Fund become bigger by drawing in more investors; in fact, they know the opposite to be true-once a fund becomes too large it loses the ability to trade in and out of positions without hurting its investors.

140. The lack of adequate care by the Director Defendants has also been noted by industry analysts, such as Morningstar:

> A single board of directors oversees all of the Federated portfolios. We think that's an awful lot for one board to monitor and that it undercuts its ability to effectively protect the interests of each funds' shareholders. Despite the common board, however, there's a seeming lack of consistency in the pricing across the family's funds, with the high costs of the Kaufmann funds—Federated Kaufmann and Federated Kaufmann Small Cap – being particularly notable. Of course, we would like to see the board take a stronger stand in holding the firm's top management accountable for the lapses in judgment surrounding the trading scandal.

Morningstar.com, Stewardship Grade. Federated High-Income Bond A, Dec. 21, 2005, http://quicktake.morningstar.com/Fund/Snapshot.asp?Country=USA&Symbol=FHIIX (on file with author).

141. The Federated Kaufmann Fund was formed in 2001 by a merger of the Federated Equity Fund and the Kaufmann Fund. At the time when they approved the newly formed Federated Kaufmann Fund's fees, the Director Defendants had information before them indicating that similar Federated Funds had dramatically lower percentage fee structures than what they were being asked to approve for the Federated Kaufmann Fund's fees. Moreover, because of the difference in fees, the expense ratio for the Federated Kaufmann Fund was, and still is significantly higher than that of similar funds in the industry and the Federated family of Funds. For example, Federated Mid Cap Growth is a comparable fund to the Kaufmann Fund, but its expense ratio at 1.21% is significantly lower than the Kaufmann Fund expense ratio of 1.95%. Furthermore, the Federated Kaufmann expense ratio of 1.95% was significantly higher than the average expense ratios for Federated Funds, which was 1.42%. *See* Morningstar.com, Federated Mutual Funds, Best & Worst: Lowest Expenses, http://quicktake.morningstar.com/FundFamily/BestWorst.asp?Country=USA&Symbol=10303 (last visited Jan. 17, 2006) (on file with author).

142. The discrepancy between the 1.42% charged on average to the rest of the mutual funds, and the 1.95% charged Kaufmann Fund was and is glaring and should have induced the Director Defendants to insist on lower fees for the Kaufmann Fund. The Director Defendants failed to do so, and the Federated Kaufmann Fund maintained its exorbitant 1.95% expense ratio, which still exists today. There is no rationale for the Director Defendants to have maintained this fee structure and resulting expense ratio, other than that it existed at the time the funds had merged. By failing to take into account the great discrepancy in fee percentages between the Kaufmann Fund and the rest of the Federated Funds, the Director Defendants failed properly to perform their supervisory responsibilities and breached their fiduciary duties to the Funds and their investors.

143. The Director Defendants also failed to change the advisory fee structures to incorporate breakpoints that would pass economies of scale to the Funds. Agreeing on and incorporating breakpoints in investment advisory contracts are a standard industry practice that assures that the benefits of economics of scale are passed to the investors. However, the Director Defendants blindly renewed the existing investment advisory contracts and failed to implement breakpoints or other means where they could assure that shareholders were not charged excessive fees.

144. According to a former Federated employee who had contact with board meetings, the board members were largely friends of defendant John F. Donahue. He stated that many of them virtually slept through the board meetings and never asked any significant questions of management. Notwithstanding their failure to carry out the responsibilities imposed on them by their directorship, they nevertheless received a substantial compensation from the funds for the serving in that position, as alleged above.

145. In truth and in fact, the Federated Funds' Board of Directors, *i.e.*, the Director Defendants, was captive to and controlled by the Investment Adviser Defendants, who induced the Director Defendants to breach their statutory and fiduciary duties to manage and supervise the Federated Funds, approve all significant agreements and otherwise take reasonable steps to prevent the Investment Adviser and Distributor Defendants from depleting Federated Funds assets. In many cases, key Federated Funds Directors were employees or former employees of the Investment Adviser Defendants or their affiliates, and were beholden for their positions, not to Federated Funds investors but, rather, to these Defendants, whom they were supposed to oversee. The Director Defendants were friends or old classmates of executives of the Investment Adviser Defendants. The Director Defendants served for indefinite terms at the pleasure of the

Investment Adviser Defendants charged with responsibility for billions of dollars of Fund assets (much of which were comprised of investors' college and retirement savings).

146. To ensure that the Director Defendants were compliant, the Investment Adviser Defendants often selected key Fund Directors from their own ranks. For example, during the Class Period, defendant John Donahue was a Chairman and Director or Trustee charged with overseeing all of the 44 investment companies (comprising 138 portfolios) that make up the Federated fund complex. Additionally, John Donahue served as Chairman and Director of Federated Investors, Inc. during the Class Period and was previously a Trustee of FIM. Similarly, during the Class Period, defendant Christopher Donahue was a Director or Trustee of all of the funds comprising the Federated fund complex. Additionally, during the Class Period, Christopher Donahue served as Principal Executive Officer and President of the Federated fund complex and as President, Chief Executive Officer and Director of Federated Investors, Inc. Christopher Donahue also served during the Class Period as Chairman and Trustee of FIM and Chairman and Director of Global. Prior to the Class Period, Christopher Donahue served as President and Chief Executive Officer of FIM and Global.

147. In exchange for creating and managing the Federated Funds, including the Federated Kaufmann Fund, Federated Equity Income Fund, Federated Bond Fund, Federated Capital Appreciation Fund, Federated American Leaders Fund and Federated Stock & Bond Fund, the Investment Adviser Defendants charged the Federated Funds a variety of fees, each of which was calculated as a percentage of the Funds' average net assets. Hence, the more money invested in the Funds, the greater the fees paid to such Defendants. As discussed above, in theory, the fees charged to fund investors are negotiated at arm's-length between the fund board and the investment management companies and must be approved by the independent members of the board. However, as a result of the Director Defendants' unwillingness to challenge the

desires of the Investment Adviser Defendants and the Directors' failure to properly supervise the Investment Advisers and the management of the Funds, many millions of dollars in Federated Funds assets were transferred to the Investment Adviser Defendants and their affiliates that were of no benefit to Fund investors.

<u>**Defendants' Wrongdoing Directly Impacted Plaintiffs and the Class**</u>

148. A mutual fund company is very different from a traditional corporation, in that a mutual fund is:

> [A] 'mere shell,' a ***pool of assets*** consisting mostly of portfolio securities that ***belongs to the individual investors*** holding shares in the fund. The management of this asset pool is largely in the hands of an investment adviser, and independent entity which generally organizes the fund and provides it with investment advice, management services, and office space and staff....

Moses v. Black, No. 78-1913, 1981 U.S. Dist. LEXIS 10870, at *8 (S.D.N.Y. Feb. 3, 1981) (emphasis added).

149. Unlike in a traditional corporation, if those in charge of a mutual fund engage in wrongful activities negatively impacting the mutual fund, investors are directly impacted because a mutual fund is nothing more than a collection of the investors' money. When a cost is imposed on a traditional corporation, that cost impacts the NAV of the corporation, but it does not necessarily impact the market price of the corporation's shares. Thus, there is no direct impact of those costs on the shareholder. In contrast, costs imposed on a mutual fund directly reduce the price at which the fund's shares are bought and sold, and do directly and immediately impact fund shareholders.

150. Unlike a traditional corporation, mutual fund shares do not trade at a price set by a public market. Rather, they are bought from the fund and sold back to the fund at NAV of the fund per share. Open-end mutual funds such as the Federated Funds are required to issue

"redeemable securities," which are defined as "any security . . . under the terms of which the holder, upon its presentation to the issuer . . . is entitled . . . to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent thereof." 15 U.S.C. § 80a-2(a)(32). The value of an investor's mutual fund is determined by subtracting a fund's liabilities from its assets to arrive at the fund's NAV. The excessive fees and charges at issue here immediately reduced the Funds' NAV per share, decreasing the amount at which each shareholder is entitled to redeem his or her shares. This has a direct impact on shareholders.

151. Defendants' own prospectuses, SAIs, and annual and semi-annual reports acknowledge that the cost of investing in a Fund is not limited to the initial price of purchasing shares. That cost also includes additional fees and expenses subsequently imposed on the investors in connection with the service aspect of mutual fund investing. According to the May 31, 2003 Federated American Leaders Fund Prospectus, "The Fund has adopted a Rule 12b-1 Plan, which allows it to pay marketing fees to the Distributor and investment professionals for the sale, distribution and customer servicing of the Fund's Class B and Class C Shares. Because these Shares pay marketing fees on an ongoing basis, your investment cost may be higher over time than other shares with different sales charges and marketing fees."

152. The SEC has also acknowledged that the improper use of 12b-1 fees, directed brokerage and revenue sharing harms fund shareholders directly, noting that:

> Foregoing an opportunity to seek lower commission rates, to use brokerage to pay custodial, transfer agency and other fund expenses, or to obtain any available cash rebates, *is a real and meaningful cost to fund shareholders*.
>
> * * *
>
> We believe that the way brokerage has been used to pay for distribution involves unmanageable conflicts of interest that may harm funds and fund shareholders.

Prohibition on the Use of Brokerage Commissions to Finance Distributions, SEC Release No. IC-26356, 2004 SEC LEXIS 418, at *20-21 (Feb. 24, 2004) (emphasis added).

CLASS ACTION ALLEGATIONS

153. Plaintiffs assert (1) individually and on behalf of a class (the "Class") of all persons or entities who held one or more shares, units or like interests of Federated mutual funds set forth in Exhibit A hereto (the "Federated Funds" or the "Funds"), during the period March 8, 1999 to the present (the "Class Period"), claims under Section 36(a) of the Investment Company Act; (2) claims under Section 36(b) of the ICA on behalf of the Federated mutual funds in which plaintiffs are shareholders; (3) the Section 36(b) claims of all members of a Subclass consisting of the security holders of the Federated mutual funds on behalf of the Federated mutual funds in which they are security holders (the "Section 36(b) Subclass"); and (4) claims for unjust enrichment and breaches of common law fiduciary duties, on behalf of a subclass (the "State Law Subclass") of all persons or entities who acquired before March 8, 1999 and held during the Class Period one or more Funds. The State Law Subclass excludes any and all claims involving transactions that constitute a "purchase" within the meaning of the Securities Litigation Uniform Standards Act of 1998 ("SLUSA"), 15 U.S.C. § 78bb(f), including any dividend reinvestments during the Class Period.

154. The members of the Class and Subclasses are so numerous that joinder of all members is impracticable. While the exact number of Class and Subclass members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are many thousands of members in the proposed Class and Subclasses. Record owners and other members of the Class and Subclasses may be identified from records maintained by the Distributor Defendant, the Federated Funds and the Investment Adviser

Defendants and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

155. Plaintiffs' and the State Law Subclass Plaintiffs' claims are typical of the claims of the members of the Class and the Subclasses, as all members of the Class and Subclasses are similarly affected by Defendants' wrongful conduct in violation of federal and state law that is complained of herein.

156. Plaintiffs can bring claims regarding all the Funds listed in Exhibit A due to the juridical links between the Funds as well as the fact that the Funds are essentially alter egos of one another acting as one unitary organization, and because the claims alleged herein arise from a common course of conduct by Defendants affecting all class members and Funds in a similar manner.

157. Plaintiffs have retained counsel competent and experienced in class and securities litigation.

158. Common questions of law and fact exist as to all members of the Class and Subclasses, respectively, and predominate over any questions solely affecting individual members of those Class and Subclasses. Among the questions of law and fact common to the Class and Subclasses respectively, are:

(a) whether Defendants violated the ICA;

(b) whether Investment Adviser and Distributor Defendants charged excessive fees and made excessive and improper payments from Fund and investor assets as alleged in this complaint;

(c) whether the Funds constitute one unitary organization and function in substance as one investment company;

(d) whether Defendants breached their common law fiduciary duties to the State Law Subclass Plaintiff and members of the State Law Subclass; and

(e) to what extent the members of the Class and Subclasses have sustained damages and the proper measure of damages.

159. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class and Subclass members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class and Subclasses to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

COUNT I

AGAINST THE INVESTMENT ADVISER DEFENDANTS, DISTRIBUTOR DEFENDANT AND DIRECTOR DEFENDANTS PURSUANT TO SECTION 36(a) OF THE INVESTMENT COMPANY ACT ON BEHALF OF PLAINTIFFS AND THE CLASS

160. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

161. This Count is brought by Plaintiffs and the other members of the Class against the Investment Adviser Defendants, the Distributor Defendant and the Director Defendants for breach of their fiduciary duties as defined by Section 36(a) of the ICA.

162. Each of the Defendants had a fiduciary duty to Plaintiffs and the other members of the Class.

163. The Investment Adviser Defendants, the Distributor Defendant and the Director Defendants violated Section 36(a) by improperly charging investors in the Federated Funds excessive advisory, Rule 12b-1 and other fees, and by drawing on the assets of Federated Funds

investors to make payments of Soft Dollars and excessive commissions, as defined herein, in violation of Rule 12b-1 and their fiduciary duties.

164. As a direct, proximate and foreseeable result of these breaches of fiduciary duties, in their roles as principal investment advisers, underwriter,and Directors, respectively, to Federated Funds investors, Plaintiffs and the Class have incurred millions of dollars in damages. Plaintiffs and the other members of the Class were injured as holders of the Funds.

165. Plaintiffs in this count seek to enjoin Defendants from engaging in such practices in the future as well as recover improper Rule 12b-1 fees, Soft Dollars, excessive commissions and excessive advisory and other fees charged and/or approved by the Investment Adviser Defendants, Distributor Defendant and the Director Defendants.

COUNT II

AGAINST THE DISTRIBUTOR DEFENDANT, TRANSFER AGENT DEFENDANT AND INVESTMENT ADVISER DEFENDANTS PURSUANT TO SECTION 36(b) OF THE INVESTMENT COMPANY ACT ON BEHALF OF PLAINTIFFS AND THE SECTION 36(b) SUBCLASS FOR THE BENEFIT OF THE FEDERATED FUNDS

166. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

167. This Count is brought by Plaintiffs individually and as representatives of the Section 36(b) Subclass against the Distributor and Investment Adviser Defendants, and the Transfer Agent Defendant for breach of their fiduciary duties in respect of compensation as defined by Section 36(b) of the ICA.

168. The Defendants in this Count each had a fiduciary duty to the Federated Funds and their investors with respect to the receipt of compensation for services and payments of a material nature made by and to such Defendants.

169. As alleged above, the fees received by the Distributor, Investment Adviser and Transfer Agent Defendants were excessive, in that they were so disproportionately large that they bore no reasonable relationship to the services rendered and would not have been negotiated in an arm's- length relationship.

170. By reason of the conduct described above, the Distributor, Investment Adviser Defendant and Transfer Agent Defendants violated Section 36(b) of the ICA. As a direct, proximate and foreseeable result of these Defendants' breaches of fiduciary duties in their roles as principal underwriter, investment advisers, and transfer agent, respectively, to the Federated Funds and their investors, the Federated Funds and their investors have sustained many millions of dollars in damages.

171. Plaintiffs, in this count, seek to recover the excessive advisory, Rule 12b-1, service, administrative and other fees charged the Federated Funds and their investors by Defendants and their affiliates.

COUNT III

AGAINST FEDERATED INVESTORS, INC. (AS CONTROL PERSON OF THE INVESTMENT ADVISER DEFENDANTS, DISTRIBUTOR DEFENDANT AND TRANSFER AGENT DEFENDANT) FOR VIOLATION OF SECTION 48(a) OF THE INVESTMENT COMPANY ON BEHALF OF PLAINTIFFS AND THE CLASS AND THE SECTION 36(b) SUBCLASS

172. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

173. This Count is brought pursuant to Section 48(a) of the ICA against Federated Investors, Inc. for the procurement of the acts by the Investment Adviser Defendants, Distributor Defendant and Transfer Agent Defendant, as alleged herein.

174. The Investment Adviser Defendants, Distributor Defendant and Transfer Agent Defendant are liable under Sections 36(a) and/or 36(b) of the ICA to the Federated Funds and their investors as set forth herein.

175. Federated Investors, Inc. directly and indirectly caused the Investment Adviser Defendants, Distributor Defendant and Transfer Agent Defendant to engage in the violations of the ICA alleged herein.

176. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, Federated Investors, Inc. is liable to Plaintiffs to the same extent as are the Investment Adviser Defendants, Distributor Defendant and Transfer Agent Defendant for their primary violations of Sections 36(a) and/or Section 36(b) of the ICA.

177. By virtue of the foregoing, Plaintiffs and other Class and Section 36(b) subclass members are entitled to damages against Federated Investors, Inc.

COUNT IV

BREACH OF FIDUCIARY DUTY AGAINST THE INVESTMENT ADVISER AND DISTIBUTOR DEFENDANTS ON BEHALF OF THE STATE LAW SUBCLASS PLAINTIFF AND THE STATE LAW SUBCLASS

178. The State Law Subclass Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein, except that, for purposes of this Count, such Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or deception.

179. As advisers and underwriter to the Federated Funds, the Investment Adviser Defendants and Distributor Defendant, respectively, were fiduciaries to the State Law Subclass Plaintiff and State Law Subclass and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

180. As set forth above, the Investment Adviser Defendants and Distributor Defendant breached their fiduciary duties to the State Law Subclass Plaintiff and State Law Subclass.

181. The State Law Subclass Plaintiff and members of the State Law Subclass have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and Distributor Defendant and have suffered substantial damages.

COUNT V

BREACH OF FIDUCIARY DUTY AGAINST THE DIRECTOR DEFENDANTS ON BEHALF OF THE STATE LAW SUBCLASS

182. State Law Subclass Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein, except that, for purposes of this Count, such Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or deception.

183. As directors of the Federated Funds, the Director Defendants had a fiduciary duty to the Federated Funds and Federated Funds investors to supervise and monitor the Investment Adviser Defendants and the other Defendants' conduct with respect to the Funds and their investors, and to supervise and monitor the activities of the Funds.

184. The Director Defendants also had a duty to not allow the other Defendants to enter into contracts that would be to the detriment of the Funds.

185. The Director Defendants breached their fiduciary duties by reason of the acts alleged herein, including their failure to prevent the Investment Adviser and Distributor Defendants from: (1) charging excessive Rule 12b-1 marketing fees and excessive advisory fees; (2) causing the Funds and their investors to make payments of Soft Dollars that did not benefit the Funds; (3) making use of "directed brokerage" as a marketing tool in violation of law and

without any benefit to the Funds or their investors from this use of Fund assets; and (4) utilizing fund assets to make excessive and improper commission payments to brokers.

186. The State Law Subclass Plaintiff and members of the State Law Subclass have been specially injured as a direct, proximate and foreseeable result of such breaches on the part of the Director Defendants and have suffered substantial damages.

COUNT VI

UNJUST ENRICHMENT AGAINST THE INVESTMENT ADVISER, DISTRIBUTOR AND DIRECTOR DEFENDANTS ON BEHALF OF THE STATE LAW SUBCLASS PLAINTIFF

187. State Law Subclass Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein, except that, for purposes of this Count, such Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or deception.

188. As described above, the State Law Subclass Plaintiff and other members of the State Law Subclass conferred benefits on the Investment Adviser, Distributor and Director Defendants by paying excessive fees and compensation to them.

189. As described above, the Investment Adviser, Distributor and Director Defendants realized the benefits the State Law Subclass Plaintiff and other members of the State Law Subclass conferred on them by receiving the excessive fees and compensation paid to them.

190. As described above, the Investment Adviser, Distributor and Director Defendants accepted and retained the benefits the State Law Subclass Plaintiff and other members of the State Law Subclass conferred on them under circumstances in which it would be inequitable for the Investment Adviser, Distributor and Director Defendants to retain them without payment of value.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for relief and judgment, as follows:

(1) Determining that this action is a proper class action and certifying Plaintiffs and the Subclass Plaintiff as Class and Subclass representatives as appropriate and Plaintiffs' counsel as Class Counsel pursuant to Rule 23 of the Federal Rules of Civil Procedure;

(2) Awarding compensatory damages in favor of Plaintiffs, the Class and the Subclasses and the Federated Funds (on the claims under Section 36(b) of the ICA), against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(3) Ordering an accounting of all Federated Fund related fees, commissions, and Soft Dollar payments;

(4) Awarding such other and further relief, including any extraordinary equitable and/or injunctive relief, as this Court may deem just and proper;

(5) Awarding Plaintiffs their reasonable costs and expenses incurred in this action, including counsel fees and expert fees, and such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

Dated: January 17, 2006

LAW OFFICE OF ALFRED G. YATES, JR., P.C.

By: /s/ Gerald L. Rutledge
Alfred G. Yates, Jr. (Pa. Id. No. 17419)
Gerald L. Rutledge (Pa. Id. No. 62027)
429 Forbes Avenue
519 Allegheny Building
Pittsburgh, Pennsylvania 15219
(412) 391-5164

Liaison Counsel for Plaintiffs

MILBERG WEISS BERSHAD & SCHULMAN LLP

Steven G. Schulman
Jerome M. Congress
Janine L. Pollack
Michael Reese
Kim E. Miller
One Pennsylvania Plaza
New York, New York 10119-0165
(212) 594-5300

Lead Counsel for Plaintiffs and the Class

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles J. Piven
Marshall N. Perkins
The World Trade Center – Baltimore
Suite 2525
401 East Pratt Street
Baltimore, Maryland 21202
(410) 332-0030

SCHIFFRIN & BARROWAY, LLP
Richard A. Maniskas
280 King of Prussia Road
Radnor, Pennsylvania 19087
(610) 667-7706

Counsel for Plaintiffs and the Class